March 10, 2015

Entranet, Inc.

110 East Broward Blvd

Suite 1700

Fort Lauderdale, Florida 33301

Re: Registration on Form S-1

Gentlemen:

Feinstein Law, P. A. a Florida professional association (the “Law Firm”) has acted as counsel to Entranet, Inc., (the “Company”), in the preparation of a Registration Statement on Form S-1 (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission on March 10, 2015 covering 1,444,052 shares of the Company’s Common Stock held by the selling shareholders (the “Stock”) identified in the Registration Statement.

In so acting, this Law Firm has examined and relied upon such records, documents and other instruments as in this Law Firm’s judgment are necessary or appropriate in order to express the opinion hereinafter set forth and have assumed the genuineness of all signatures, the authenticity of all documents submitted to the Law Firm as originals, and the conformity to original documents of all documents submitted to the Law Firm as certified or photostatic copies. This opinion is based upon the laws of the state of Florida.

Based on the foregoing, this Law firm is of the opinion that:

1.	The Stock is duly and validly issued, fully paid and non-assessable.

2.	The issuance of the Stock has been duly authorized.

The Law Firm hereby consents to the use of this opinion in the Prospectus discussion of the opinion in and to being named in the “Expert” section of the Registration Statement. The Law Firm also consents to the reproduction of the opinion as Exhibit 5.1 to the Registration Statement filed with the Commission.

Sincerely,

/S/	Todd S. Feinstein, Esq.

Todd S. Feinstein, Esq.
FEINSTEIN LAW, P.A.